

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2014

<u>Via E-mail</u>
Jeffrey J. Alfano
Chief Financial Officer
Oppenheimer Holdings, Inc.
85 Broad Street
New York, New York 10004

>   **Re: Oppenheimer Holdings, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2012**
>   **Filed March 6, 2013**
>   **Form 10-Q for Quarterly Period Ended September 30, 2013**
>   **Filed November 1, 2013**
>   **Response dated January 15, 2014**
>   **File No. 001-12043**

Dear Mr. Alfano:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45
Results of Operations, page 55

1. In order to provide additional transparency in the trends experienced, please more clearly quantify the separate impact of the changes in fair value of your auction rate securities (ARS), the changes in fair value of your commitments to purchase ARS, and the incremental recognition of additional commitments in your future filings.

Off-Balance Sheet Arrangements, page 65

2. We note the cross reference in this section to incorporate by reference the information provided in Note 4, Financial Instruments. In future filings please expand this section to more holistically discuss and identify your various ARS-related commitments. Clearly identify how each of these individual commitments has been accounted for, and clearly disclose the extent of the recognized versus unrecognized exposures for each commitment.

Consolidated Financial Statements
Note 4. Financial Instruments, page 91
Other, page 92

3. Please address the following regarding your response to our prior comment five where you indicate that current yields at active auctions are used to derive estimated interest payments in the discounted valuation model used to value your ARS for which auctions have failed:
    - Please explain to us how the current yields at the auctions referred to in the fourth bullet point of prior comment five compare to your historic returns actually received on your ARS where the auctions have failed.
    - Tell us why you use the implied current yield derived from similar actively traded securities as a proxy for modeling the interest payments in the discounted valuation model to value the ARS in your portfolio.
    - Tell us the specificity to which you are able to observe the current yields actually paid on the ARS subject to your purchase commitments and how you consider these yields in your valuation of the derivative liability.
    - More clearly explain how the valuations produced under this methodology accurately reflect the lack of liquidity in the estimated current exit price for these untraded instruments in your ARS portfolio and in your ARS-related purchase commitments.

4. We note your response to the fourth bullet of our prior comment 5 where you indicate that the duration of auction rate preferred securities is perpetual and municipal ARS have durations of 10 to 40 years. We also note the duration assumptions provided in your response to our prior comment eight of 5, 5.5, and 8 years for various products.
    - Tell us how you estimated durations for the ARS in your portfolio for valuation purposes.
    - Tell us how you are adjusting the implied current yield on ARS that are actively traded to reflect the estimated duration specific to your own ARS.
    - More clearly disclose in your future filings how you translate the estimated duration for the ARS in your portfolio to the ARS to which you are committed to purchase.

5. Please revise your future filings to address the following regarding your response to our prior comment six regarding the basis for which you are required to repurchase ARS under your settlement obligations with the New York Attorney General:

- Please explain to us in further detail the criteria for, scope of, and your discretion in extending ARS purchase offers on the ARS subject to your legal and contractual settlement obligations.
- Clarify the extent to which the criteria for repurchase are based on the credit quality of ARS held by investors or if all ARS issued within a specific period of time are required to be repurchased.
- Revise to clearly identify the terms of your settlement with the New York Attorney General as well as the language from the applicable accounting guidance that are integral to your conclusion that it is not appropriate to record the overall settlement obligation or exposure.
- To the extent that you are able to support your conclusion, please revise your Note 13, Commitments and contingencies, in future filings to clearly quantify the maximum outstanding exposure of this settlement.

6. Please address the following regarding your response to our prior comment eight where you have provided your proposed disclosures for quantitative information about Level 3 fair value measurements for ARS Owned and ARS Commitments to Purchase:

- Clarify why your internal discounted cash flow models for auction rate preferred securities and municipal ARS yield significantly smaller discounts of 3.1% and 11.5%, respectively, compared to discount from par of the observable trade in an inactive market as depicted in this table of 24.2%. Provide a comparison of the credit quality of these securities, and identify the features that resulted in such a disparity in valuation.
- More clearly explain the extent to which the length of time you intend to hold your ARS has impacted your measurement of their fair value and how that would reconcile with the guidance of ASC 820-10 which requires your estimate of fair value to reflect the price to sell your ARS in an orderly transaction between willing market participants at the measurement date under current market conditions.
- Please tell us why the municipal ARS owned and measured at fair value using the discounted cash flow model results in an average discount of 11.5% whereas the average discount is only 5.9% for municipal ARS purchase commitments. As part of your response, provide a comparison of the updated credit quality of these securities, and identify the features which resulted in such a disparity in valuation.

Fair Value of Derivative Instruments, page 98

7. Please revise your proposed sensitivity disclosure responding to our prior comment 15 to address situations where the ARS ultimately repurchased under your purchase commitments are of higher or lower credit quality than your ARS owned.

Note 13. Commitments and Contingencies, page 120

8. Revise your future filings to address the following regarding your various ARS-related commitments and disclosures:

- Revise this footnote to more clearly differentiate between your various ARS-related commitments, presenting the amounts recorded separately from the amounts yet to be recognized for each individual commitment. Clearly identify how you are accounting for each commitment as well as the remaining uncertainties and exposures surrounding each individual commitment.

- Revise your disclosures throughout your filing to better correlate with this stratification. Such disclosures would specifically include, but are not limited to, your Risk Factor on page 18, Results of Operations on page 55, Liquidity and Capital Resources on page 61, Off-Balance Sheet Arrangements on page 65, Contractual and Contingent Obligations on page 65, and Quantitative Information about Level 3 Fair Value Measurements at December 31, 2012 on page 93.

You may contact Jim Dunn at (202) 551-3724 or Kevin W. Vaughn at (202) 551-3494 if you have questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief